OGE Energy Corp.	PO Box 321
Oklahoma City, Oklahoma 73101-0321
405-553-3000
www.oge.com

February 21, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Ellie Quarles

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	OGE Energy Corp.
Definitive 14A
Filed March 30, 2007
File No. 1-12579

Dear Ms. Quarles:

I am writing to follow-up on the phone conversations that I and the Company's counsel, Jones Day, have had with you regarding the second comment of the Staff of the Division of Corporation Finance (the “Staff”), as set forth in your letter, dated August 21, 2007, with respect to the above-captioned proxy statement of OGE Energy Corp. (the “Company”). Capitalized terms used in this letter without definition have the meanings attributed to them in the Company's proxy statement. For your convenience, I have repeated below in bold the Staff’s second comment immediately prior to the Company's response.

2.

To the extent you have benchmarked different elements of your compensation against the Towers Perrin’s 2005 Energy Services Industry Executive Compensation Database and the General Industry Survey Group survey, please identify the companies against which you have benchmarked compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

In setting executive compensation, the Compensation Committee considered salaries and annual and long-term incentive awards at the 50th percentile of the Energy Services Survey Group, the General Industry Survey Group and the Blended Industry Survey Group. This information from the three survey groups was used as a guideline for setting the salaries and annual and long-term incentive awards for the Company's executive officers. The information from the survey groups was not used to benchmark different elements of the compensation of the Company's executive officers as there was no firm and direct commitment to pay the Company's executive officers or others based on the information from the survey groups.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3984 or Peter Clarke at Jones Day (312-269-1519).

Very truly yours,

/s/ James R. Hatfield

James R. Hatfield

Senior Vice President

and Chief Financial Officer

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